Filed by Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

The following communication was made available to Weyerhaeuser employees on January 13, 2016:

INTEGRATION UPDATE

Proxy filed, post-merger structure approved, integration teams now focused on Day One

On Jan. 8, 2016, our post-merger senior management team reviewed and approved the high-level organizational structure recommendations made by the integration team leads. There is still more work to be done to ensure we meet our synergy targets and to finalize post-merger structure details, but the teams are now turning their attention to the next phase of integration planning.

CHOOSING SECOND-LEVEL LEADERS

The post-merger senior management team has begun the process to decide who will fill the leadership positions that will report directly to the SMT after the transaction closes. The entire post-merger SMT will review, discuss and approve the leadership recommendations made by each SMT member. Final decisions will be communicated by the end of January. Any changes to current leadership will not be effective until after the transaction closes.

FOCUSING ON DAY ONE

Meanwhile, the integration teams have now shifted their focus to making sure we have a successful Day One experience after the transaction closes. They are also mapping out integration plans for what needs to occur in the weeks and months after we combine the two companies.

Several sub-teams have been formed to help with this work, which requires hundreds of detailed tasks to be completed in the coming weeks in preparation for closing. There are far too many items to list, but here’s a flavor for what the teams are working on:

•	Our business teams are working to ensure safety remains a priority for employees amid lots of distraction on Day One. They are also identifying customers, contractors and suppliers we will need to reach out to as part of the transaction closing.

•	The Human Resources team is working on making sure we have a seamless payroll and benefits transition process and a thoughtful orientation plan for Plum Creek employees. Once the transaction closes, the Plum Creek payroll process and benefits will remain the same. The transition to Weyerhaeuser payroll and benefits is expected to occur on July 1, 2016. Information about open enrollment and Weyerhaeuser benefits programs will be part of the orientation process after Day One.

•	In Finance, separate systems and processes will remain in place on Day One. The team is implementing plans to ensure we can track and accurately report financial results as a combined company.

•	For IT, considerations for Day One include making sure Plum Creek employees have access to the Weyerhaeuser Intranet, email and calendaring are fully integrated and functional, and all critical applications continue to work.

•	The Legal team will ensure we have appropriate delegations of authority in place for all businesses and functions on Day One. This team is also reviewing contracts to identify any changes that are triggered by the merger.

•	The Corporate Affairs team is planning for media response on Day One and outreach to external stakeholders. This team is also responsible for effective communications to employees leading up to Day One, on Day One, and in the weeks and months afterward.

As we get closer to closing the transaction, we will provide a more detailed list of exactly what employees can expect to occur on Day One, and what items will be part of a longer-term integration plan.

SHAREHOLDERS TO VOTE

Weyerhaeuser and Plum Creek have filed a joint Proxy/Prospectus that provides notice to shareholders of both companies that each company will hold a special meeting on Feb. 12, 2016. You can read the full document on this website dedicated to the merger, which is also accessible from the main websites of both companies.

REQUIRED LEGAL LANGUAGE

We are required to include the following legal language on all company communication related to this transaction.

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014. Other risks associated with the proposed transaction are also discussed in the definitive joint proxy statement/prospectus that Weyerhaeuser and Plum Creek filed with the SEC on Form 424B3 and Schedule 14A, respectively, on December 29, 2015 in connection with the proposed transaction.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which was declared effective by the SEC on December 28, 2015, that includes a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek has mailed the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and filed or will file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ CAREFULLY ALL RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC BY WEYERHAEUSER OR PLUM CREEK WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Registration Statement and the Joint Proxy Statement filed with the SEC and in other relevant materials Weyerhaeuser or Plum Creek have filed or intend to file with the SEC.